Filed by Research Alliance Corporation III pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Research Alliance Corporation III (File No. 001-43302)

On August 4, 2026, the Company (as defined below), a party to the proposed Transactions (as defined below) with RACC (as defined below), through its social media account, shared the following post on LinkedIn:

ICYMI: Last week was a big one for the Oak Hill Bio team! On Monday, we announced an agreement with Research Alliance Corporation III that will take Oak Hill (OHB Pediatrics Ltd d/b/a Oak Hill Bio) public on Nasdaq. Together with our recent Series A financing, this gives us the resources to keep advancing rugonersen — our investigational antisense oligonucleotide therapy for Angelman syndrome — through our Phase 3 BEACON trial and toward a potential NDA submission. Grateful to see the coverage this week from STAT, BioSpace, Fierce Biotech and more digging into what this deal means for the company and the field: RA Capital backs upstart rival to Ultragenyx and Ionis in rare brain disease https://lnkd.in/gt-x7PNQ Oak Hill takes SPAC track to Nasdaq with Roche asset in tow https://lnkd.in/eChpsqrf RA Capital launches rare disease company Oak Hill Bio onto Nasdaq via SPAC https://lnkd.in/g_pKx9rW Thank you to our investors, partners, and the Oak Hill team for the work that got us to this point. We’re looking forward to what comes next for individuals and families affected by Angelman syndrome. Rugonersen is investigational and has not been approved by the FDA or any other regulatory authority. Read the full announcement here: https://lnkd.in/eHc-HPdf. This post contains forward-looking statements (FLS) regarding the proposed business combination and Oak Hill Bio’s plans and expectations, all of which are subject to risks and uncertainties. Please see the joint press release (https://lnkd.in/eHc-HPdf) for a discussion of risk factors that could affect the FLS, as well as other important information regarding the proposed business combination. #AngelmanSyndrome #RareDisease #Biotech RA Capital launches rare disease company Oak Hill Bio onto Nasdaq via SPACfiercebiotech.com

The following article from STAT was made available by the Company on August 4, 2026 on the Company’s LinkedIn.

The original article can be found at https://www.wsj.com/articles/spac-backed-by-corvex-casdin-near-deal-for-drug-price-startup-eqrx-11628244001?mod=searchresults_pos1&page=1,:

RA Capital backs upstart rival to Ultragenyx and Ionis in rare brain disease

Merger will help Oak Hill Bio revive old Roche drug for Angelman syndrome

RA Capital and a fleet of other investors are putting $175 million behind Oak Hill Bio, a startup trying to revive an experimental Angelman syndrome drug that Roche shelved.

Oak Hill is competing with Ultragenyx Pharmaceutical and Ionis Pharmaceuticals, both of which are already running Phase 3 trials of similar drugs for the same disease. Ultragenyx will have results this year.

Oak Hill is betting it has the best molecule.

“There’s the old saying, ‘you either have to be first or best,”’ said Oak Hill CEO Josh Distler. “We didn’t think we’d be first.”

The deal will make Oak Hill a publicly traded company, by merging it with a so-called

“blank-check” company backed by RA Capital. RA Capital and other investors threw in an additional $100 million.

Oak Hill will use that funding to start a Phase 3 trial of its drug, called rugonersen, this year, with the goal of delivering data by the first quarter of 2029.

All three companies’ medicines are short strands of DNA-like molecules, called antisense oligonucleotides, that are designed to activate a crucial gene in the brains of patients.

Roche started a Phase 1 trial of rugonersen in 2020, the same year Ultragenyx’s drug entered clinical trials.

But in 2023, Roche shelved the drug. In an announcement to families, the Foundation for Angelman Syndrome Therapeutics said it was told by Roche that the drug, while safe, did not meet the company’s efficacy hopes.

Distler said he believes that decision was actually driven by corporate strategy. He said Roche scientists - several of whom have now joined Oak Hill - were enthusiastic about the molecule and have run analyses comparing it to the other two drugs.

“We thought that rugonersen was by far the most potent compound, at least preclinically,” he said.

The Phase 1 results were published last year in Nature Medicine, showing volunteers’ brain waves - which are aberrant in Angelman syndrome - achieved “partial normalization.” There were also signs of improvement on some measures of communication and cognition.

About 1 in 15,000 people are thought to be born with Angelman syndrome, making it one of the most common genetic neurodevelopmental disorders. Patients have a multitude of symptoms, including significant developmental delays and trouble walking. Most never speak.

Early results from the Ionis and Ultragenyx have been encouraging.

Distler said he’ll be watching closely for the Ultragenyx results. One open question is how much of a placebo response there will be in the disease. The Ultragenyx study will provide a key glimpse, one that Oak Hill could use to then update its study design and increase the odds of success.

“There are definitely advantages to being first,” he said. “But there are some advantages to being third.”

The following article from BioSpace was made available by the Company on August 4, 2026 on the Company’s LinkedIn.

The original article can be found at https://www.biospace.com/business/oak-hill-takes-spac-track-to-nasdaq-with-roche-asset-in-tow

Oak Hill Bio is developing the antisense therapy rugonersen, which it licensed from Roche in 2025, for Angelman syndrome.

Oak Hill Bio is joining the throng of biotechs going public this year—but the Massachusetts-based company is taking a slightly different path. Instead of holding a traditional initial public offering, Oak Hill on Monday announced a merger with the shell entity Research Alliance Corporation III.

The arrangement is more commonly known as a SPAC, for special purpose acquisition company, referring to blank-check companies that hold their own IPOs to raise money, which then sits in a trust account. Eventually, these SPACs merge with a target, taking that company to the public markets and giving them a hefty sum of capital.

In Oak Hill’s case, the SPAC deal will provide $75 million, plus $100 million more in committed private financing. The shell company is sponsored by RA Capital Management, the investor firm behind several promising biopharma players, including Aktis Oncology, Metsera (acquired by Pfizer for $9.8 billion) and Moderna.

The SPAC merger is expected to close by the end of the year, after which Oak Hill will trade on the Nasdaq under the symbol OAKH.

The SPAC raise adds to Oak Hill’s $32.5 million series A raise from last month, which the biotech has earmarked for lead asset rugonersen, an investigational antisense therapy.

Rugonersen is being developed for the rare neurodevelopmental disorder Angelman syndrome. Around 500,000 patients worldwide have the condition, which is caused by mutations to the UBE3A gene that render the resulting protein defunct. Common symptoms include seizures, developmental delays and sleep problems.

Rugonersen addresses Angelman by restoring the expression of the UBE3A protein in neurons. The asset was originally developed by Roche but was licensed by Oak Hill in April 2025, though financial details of the arrangement weren’t revealed.

Phase 1 data published in Nature Medicine a few months later showed that rugonersen partially normalized pathological brain activity in patients, while delivering a safety profile consistent with other antisense oligonucleotides. The asset is currently in the Phase 3 BEACON trial, which dosed its first patient earlier this month, Oak Hill said on Monday. The study has a primary completion date in 2029.

With a lower upfront cost, SPACs present a relatively easier and quicker way to the public markets than IPOs. This was especially the case during the pandemic-driven heyday of 2021. Some examples of companies that have entered the public markets through a SPAC include Cerevel, which was acquired by AbbVie in 2024 for $8.7 billion, and Roivant, which has since spawned several subsidiaries—which it calls “vants”—each dedicated to advancing a novel therapy.

The following article from Fierce Biotech was made available by the Company on August 4, 2026 on the Company’s LinkedIn.

The original article can be found at ttps://www.fiercebiotech.com/biotech/ra-capital-launches-rare-disease-company-oak-hill-bio-nasdaq-spac

RA Capital launches rare disease company Oak Hill Bio onto Nasdaq via SPAC

Rare disease biotech Oak Hill is headed to the Nasdaq through a SPAC merger with RA Capital-sponsored Research Alliance Corporation III (RACC), hoping to pave a cash runway for a rare genetic disease candidate.

The new entity will be called Oak Hill Bio and will launch with $175 million in cash, which includes $75 million from RACC’s trust account and a $100 million private financing from RA, according to a Monday release.

The new funding will accompany Oak Hill’s recent $32.5 million series A financing to propel the development of rugonersen (OHB-724) through a phase 3 readout and NDA submission planned for 2029.

Rugonersen is an antisense oligonucleotide (ASO) for the treatment of Angelman syndrome, which causes severe developmental delays, issues with balance and movement, and speech limitations. Angelman syndrome occurs in one in 15,000 births, according to the Angelman Syndrome Foundation.

Roche originally developed rugonersen as a therapy to restore neuronal ubiquitin protein ligase E3A (UBE3A) expression, and Oak Hill licensed the asset in early 2025. Deletions and mutations in the maternal UBE3A allele cause Angelman syndrome and UBE3A is required for normal brain development and function.

The drug is designed to bind to the UBE3A-ATS transcript and degrade it in the central nervous system to un-silence the UBE3A paternal allele, potentially improving neuronal functioning.

“Oak Hill Bio combines compelling science, a management team with a broad range of experience, and an extremely promising rare disease asset, making for a solid foundation for continued success,” said Matthew Hammond, Ph.D., partner at RA Capital and CEO and director of RACC, in a release.

Rugonersen will be in the running with Ultragenyx’s GTX-102 and Ionis Pharmaceuticals’ breakthrough designated ION582, both of which are in phase 3 studies for patients with Angelman syndrome as well.

Takeda spun out Oak Hill in 2022 with two assets obtained from the Japanese pharma’s $62 billion takeover of Shire in 2019. Oak Hill Bio CEO Josh Distler will serve as CEO of the combined company. The deal is expected to close by the end of the year, with the new entity trading under the ticker symbol OAKH.

“The resources provided by this amazing group of investors will enable us to continue to aggressively develop rugonersen,” Distler said via release. “We have dosed the first patient in the phase 3 BEACON trial and look forward to evaluating the potential of rugonersen to meaningfully impact the lives of patients living with Angelman syndrome and their families.”

Additional Information about the Proposed Business Combination and Where to Find It

The proposed transactions (“Transactions”) contemplated by the Business Combination Agreement, dated, July 26, 2026 (the “Business Combination Agreement”), entered into between Research Alliance Corporation III, a Cayman Islands exempted company (“RACC”), OHB Pediatrics Ltd., a company incorporated under the laws of England and Wales (the “Company”), and the shareholders of the Company will be submitted to shareholders of RACC for their consideration. RACC intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a prospectus and preliminary and definitive proxy statements to be distributed to RACC’s shareholders in connection with RACC’s solicitations of proxies from RACC’s shareholders with respect to the proposed Transactions and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the Company’s business in connection with the completion of the proposed Transactions. After the Registration Statement has been filed and declared effective, RACC will mail a definitive proxy statement/prospectus and other relevant documents relating to the proposed Transactions and other matters to be described in the Registration Statement to RACC’s shareholders as of a record date to be established for voting on the proposed Transactions. Before making any voting or investment decision, RACC’s shareholders, the Company’s shareholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by RACC in connection with the proposed Transactions and other matters to be described in the Registration Statement, when they become available because they will contain important information about RACC, the Company and the proposed Transactions. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by RACC with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Research Alliance Corporation III, 600 Fifth Avenue, 23rd Floor, New York, New York 10020.

Forward-Looking Statements

This communication includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of the Company’s product candidates, the size and growth potential of the markets for the Company’s product candidates; financing and other business milestones; expectations regarding the timing, completion and anticipated benefits of the proposed Transactions; and other expectations relating to the proposed Transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the Company’s and RACC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the Company and RACC. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions related to SPACs) that could adversely affect the combined company or the expected benefits of the proposed Transactions; failure to realize the anticipated benefits of the proposed Transactions; risks related to the approval of the Company’s product candidates and the timing of expected regulatory and business milestones; the impact of competitive product candidates; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against RACC or the Company related to the proposed Transactions; the effects of competition on the Company’s future business; the amount of redemption requests made by RACC’s public shareholders. Additional risks related to the Company’s business include, but are not limited to: uncertainty regarding outcomes of the Company’s product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of the Company’s product candidates; risks associated with the Company’s efforts to commercialize its product candidates; the Company’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing product candidates on the Company’s business; intellectual property-related claims; the Company’s ability to attract and retain qualified personnel; and the Company’s ability to source the raw materials for its product candidates. Additional risks related to RACC include those factors discussed in documents RACC has filed or will file with the SEC, together with the risks described in the section titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in RACC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 and in those documents that RACC has filed, or will file, with the SEC.

If any of these risks materialize or RACC’s or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RACC nor the Company presently know or that RACC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RACC’s and the Company’s expectations, plans, or forecasts of future events and views as of the date of this communication and are qualified in their entirety by reference to the cautionary statements herein. RACC and the Company anticipate that subsequent events and developments will cause RACC’s and the Company’s assessments to change. These forward-looking statements should not be relied upon as representing RACC’s and the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither RACC, the Company nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Participants in the Solicitation

RACC, the Company, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from RACC’s shareholders with respect to the proposed Transactions and the other matters set forth in the Registration Statement. Information regarding RACC’s directors and executive officers, and a description of their interests in RACC is contained in RACC’s Prospectus dated May 19, 2026, filed with the SEC pursuant to Rule 424(b)(4), in connection with RACC’s initial public offering on the registration statement on Form S-1 (333-294549), which was declared effective by the SEC on May 19, 2026. Copies of these documents are available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Research Alliance Corporation III, 600 Fifth Avenue, 23rd Floor, New York, New York 10020. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the proposed Transactions when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This communication is not a substitute for the Registration Statement or for any other document that RACC and the Company may file with the SEC in connection with the proposed Transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by RACC, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed Transactions or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.